UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

May 14, 2021

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: May 14, 2021

AENZA S.A.A AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT
DECEMBER 31, 2020 AND MARCH 31, 2021 (UNAUDITED)

AENZA S.A.A AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2020 AND MARCH 31, 2021 (UNAUDITED)

S/ = Peruvian Sol
US$        =   United States dollar

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS
		As of	As of
		December31,	March 31,
	Note	2020	2021
		(as restated)
Current assets
Cash and cash equivalents	8	900,168	799,155
Trade accounts receivables, net	9	703,167	768,849
Work in progress, net	10	186,433	230,545
Accounts receivable from related parties	11	27,338	23,555
Other accounts receivable	12	433,531	438,902
Inventories, net		552,000	562,426
Prepaid expenses		22,972	22,880
Total current assets		2,825,609	2,846,312

Non-current assets
Trade accounts receivable, net	9	730,666	728,506
Accounts receivable from related parties	11	620,071	621,332
Prepaid expenses		22,264	22,247
Other accounts receivable	12	328,223	322,758
Investments in associates and joint ventures	13	35,516	36,538
Investment property		26,073	25,475
Property, plant and equipment, net	14	405,469	389,703
Intangible assets, net	14	791,990	770,624
Right-of-use assets, net	14	64,518	58,677
Deferred income tax asset		262,165	273,675
Total non-current assets		3,286,955	3,249,535

Total assets		6,112,564	6,095,847

LIABILITIES AND EQUITY
		As of	As of
		December 31,	March 31,
	Note	2020	2021
		(as restated)
Current liabilities
Borrowings	15	452,884	476,025
Bonds	16	58,446	58,873
Trade accounts payable	17	1,097,167	1,109,345
Accounts payable to related parties	11	43,818	42,341
Current income tax		34,494	32,170
Other accounts payable	18	718,406	772,896
Other provisions	19	92,757	99,317
Total current liabilities		2,497,972	2,590,967

Non-current liabilities
Borrowings	15	445,436	396,205
Bonds	16	874,313	865,649
Trade accounts payable	17	40,502	39,624
Other accounts payable	18	183,232	174,325
Accounts payable to related parties	11	36,297	36,981
Other provisions	19	336,609	340,390
Deferred income tax liability		102,907	104,288
Total non-current liabilities		2,019,296	1,957,462
Total liabilities		4,517,268	4,548,429

Equity	20
Capital		871,918	871,918
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,131,574	1,131,574
Other reserves		(169,234)	(173,585)
Retained earnings		(728,637)	(763,334)
Equity attributable to controlling interest in the Company		1,267,606	1,228,558
Non-controlling interest		327,690	318,860
Total equity		1,595,296	1,547,418
Total liabilities and equity		6,112,564	6,095,847

The accompanying notes on pages 6 to 35 are an integral part of the consolidated financial statements.

As a result of this process, the amounts in the consolidated statement of income are adjusted as follows:

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended March 31,
	Note	2020	2021

Revenues from construction activities		552,642	516,668
Revenues from services provided		271,582	280,061
Revenue from real estate and sale of goods		101,031	109,065
		925,255	905,794

Cost of construction activities		(547,275)	(477,097)
Cost of services provided		(226,100)	(237,954)
Cost of real estate and sale of goods		(79,971)	(88,079)
	21	(853,346)	(803,130)
Gross profit		71,909	102,664

Administrative expenses	21	(44,423)	(49,517)
Other income and expenses	22	(8,044)	(1,609)
Operating profit (loss)		19,442	51,538

Financial expenses	23	(51,556)	(71,153)
Financial income	23	3,466	1,728
Share of the profit or loss of associates and joint ventures accounted for using the equity method	13	1,164	1,006
Loss before income tax		(27,484)	(16,881)
Income tax expense		(877)	(10,502)
Loss for the period		(28,361)	(27,383)

(Loss) profit attributable to:
Owners of the Company		(30,444)	(34,697)
Non-controlling interest		2,083	7,314
		(28,361)	(27,383)

Loss per share attributable to owners of the
Company during the period	27	(0.035)	(0.040)

The accompanying notes on pages 6 to 35 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

	For the period
	ended March 31,
Nota	2020	2021

Loss for the period	(28,361)	(27,383)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	11	-
Foreign currency translation adjustment, net of tax	(35,182)	(5,456)
Exchange difference from net investment in a foreign operation, net of tax	356	(29)
Other comprehensive income for the period, net of tax	(34,815)	(5,485)
Total comprehensive income for the period	(63,176)	(32,868)

Comprehensive income attributable to:
Owners of the Company	(57,459)	(39,048)
Non-controlling interest	(5,717)	6,180
	(63,176)	(32,868)

The accompanying notes on pages 6 to 35 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED MARCH 31, 2020 AND 2021
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2020	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085
(Loss) profit for the period	-	-	-	-	-	-	(30,444)	(30,444)	2,083	(28,361)
Cash flow hedge	-	-	-	-	-	10	-	10	1	11
Foreign currency translation adjustment	-	-	-	-	-	(27,386)	-	(27,386)	(7,796)	(35,182)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	361	-	361	(5)	356
Comprehensive income of the period	-	-	-	-	-	(27,015)	(30,444)	(57,459)	(5,717)	(63,176)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(42,602)	(42,602)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(6,438)	(6,438)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(49,040)	(49,040)
Balances as of March 31, 2020	871,918	871,918	132,011	29,974	1,132,179	(204,521)	(541,210)	1,420,351	343,518	1,763,869

Balances as of January 1, 2021	871,918	871,918	132,011	29,974	1,131,574	(169,234)	(728,637)	1,267,606	327,690	1,595,296
(Loss) profit for the period	-	-	-	-	-	-	(34,697)	(34,697)	7,314	(27,383)
Foreign currency translation adjustment	-	-	-	-	-	(4,322)	-	(4,322)	(1,134)	(5,456)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(29)	-	(29)	-	(29)
Comprehensive income of the period	-	-	-	-	-	(4,351)	(34,697)	(39,048)	6,180	(32,868)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(4,249)	(4,249)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(10,761)	(10,761)
Total transactions with shareholders	-	-	-	-	-	-	-	-	(15,010)	(15,010)
Balances as of March 31, 2021	871,918	871,918	132,011	29,974	1,131,574	(173,585)	(763,334)	1,228,558	318,860	1,547,418

The accompanying notes on pages 6 to 35 are an integral part of the consolidated financial statements.

AENZA S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended March 31,
	Note	2020	2021

OPERATING ACTIVITIES
Loss before income tax		(27,484)	(16,881)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	21	25,498	25,319
Amortization	21	23,950	24,494
Impairment of inventories		-	190
Impairment of accounts receivable and other accounts receivable		210	255
Reversal of impairment of inventories		(644)	(40)
Debt condonation		(183)	-
Reversal of property, plant and equipment		(102)	(1,023)
Reversal of impairment of intangible assets		-	(350)
Change in the fair value of the liability for put option		309	-
Other provisions		8,623	4,350
Financial expense,net		57,924	68,643
Share of the profit and loss of associates and joint ventures accounted for using the equity method	13	(1,164)	(1,006)
Reversal of provisions		(3,713)	(1,593)
Disposal (reversal) of assets		(2,323)	(138)
Loss (Profit) on sale of property, plant and equipment		1,682	(10)
Loss (Profit) on remeasurement of accounts receivable		(2,474)	22,054
Net variations in assets and liabilities:
Trade accounts receivable and working in progress		76,852	(106,203)
Other accounts receivable		49,999	(4,325)
Other accounts receivable from related parties		(27,260)	3,288
Inventories		(32,639)	(9,657)
Pre-paid expenses and other assets		(11,830)	109
Trade accounts payable		(7,887)	11,145
Other accounts payable		146,012	31,140
Other accounts payable to related parties		(32,441)	(24,080)
Other provisions		(1,212)	(940)
Interest payment		(34,288)	(35,633)
Payments for purchases of intangibles - Concessions		(655)	(673)
Payment of income tax		(17,302)	(15,443)
Net cash provided by (applied to) operating activities		187,458	(27,008)

INVESTING ACTIVITIES
Sale of property, plant and equipment		3,523	3,462
Interest received		1,390	656
Payment for purchase of investments properties		(20)	(75)
Payments for intangible purchase		(26,882)	(2,954)
Payments for property, plant and equipment purchase		(12,482)	(4,987)
Net cash applied to investing activities		(34,471)	(3,898)

FINANCING ACTIVITIES
Loans received		43,271	21,380
Amortization of loans received		(109,116)	(69,581)
Amortization of bonds issued		(8,257)	(12,712)
Payment for transaction costs for debt		20	-
Dividends paid to non-controlling interest		(42,602)	(4,249)
Cash received (return of contributions) from non-controlling shareholders		(6,438)	(10,761)
Net cash applied to financing activities		(123,122)	(75,923)
Net increase (net decrease) in cash		29,865	(106,829)
Exchange difference		(5,888)	5,816
Cash and cash equivalents at the beginning of the period		950,701	900,168
Cash and cash equivalents at the end of the period	8	974,678	799,155

NON-CASH TRANSACTIONS:
Capitalization of interests		1,623	1,120
Acquisition of assets through finance leases		-	24
Acquisition of subsidiary debt		17,440	-
Acquisition of right-of-use assets		1,600	42

The accompanying notes on pages 6 to 35 are an integral part of the consolidated financial statements.

AENZA S.A.A (FORMERLY GRAÑA Y MONTERO S.A.A.) AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2020 AND MARCH 31, 2021 (UNAUDITED)

1.	GENERAL INFORMATION

a)	Incorporation and operations

AENZA S.A.A., (hereinafter the “Company”) is the parent Company of the AENZA S.A.A. Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in Corporation companies. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies.

The General Shareholder’s Meeting on November 2, 2020 approved the modification of the Company’s corporate name from Graña y Montero S.A.A. to AENZA S.A.A. which is effective as of February 4, 2021.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The condensed interim consolidated financial statements for the period ended March 31, 2021 were authorized preliminary by Management and Board of Directors on May 17, 2021.

The consolidated financial statements for the year ended December 31, 2020 were approved on the Annual General Mandatory Shareholder’s Meeting on March 31, 2021.

c)	Current situation of the Company

The Company is involved in a series of criminal investigations conducted by the Public Ministry and administrative proceedings conducted by INDECOPI based on events that occurred between years 2003 and 2015. Such situations led to significant changes at Company´s corporate governance structure, the opening of independent investigations and the adoption of measures to address and clarify these situations, as explained below:

•	On January 9, 2017, the Board of Directors approved the opening of an independent investigation related to six projects developed in association with companies of the Odebrecht Group.

•
On March 2, 2017, a new Chief Executive Officer was appointed and on March 31, 2017, the shareholders appointed a new Board of Directors with an independent majority, all non-executive directors, introducing fundamental changes in the corporate governance and culture of the Corporation.

•
On March 30, 2017, the Board of Directors created the Risk and Compliance Committee, who was in charge of the oversight of the investigation independently from Management. The investigation was conducted by an external law firm, with the assistance of forensic accountants, who reported exclusively to the Risk and Compliance Committee.

•
The external investigation concluded on November 2, 2017 and identified no evidence to conclude that any company personnel engaged in bribery in connection with any of our company’s public projects in Peru with Odebrecht or its subsidiaries, or that any company personnel was aware of, or knowingly participated in, any corrupt payments made in relation to such projects.

•
As new information emerged, the Company's Board of Directors continued to investigate the facts that were the subject of the criminal investigations, including matters relating to the “Construction Club”, which scope was outside of the prior investigation. After an extensive and detailed review process, it was decided to share all the findings with the Peruvian authorities within the framework of a plea bargain process, in line with the Company’s commitment to transparency and integrity.

•
Subsequently, in August 2019, Jose Graña Miro Quesada, a shareholder and former chairman of our Company’s Board of Directors, publicly announced that he and Hernando Graña Acuña, a shareholder and former member of the Company’s Board of Director’s, had initiated a process of plea bargaining to cooperate with Peruvian prosecutors in relation to the investigations of “Lava Jato” case and others in progress. Due to the reserved nature of the plea bargain process, it is impossible for us to know or verify the statements made by the aforementioned persons within the scope of those processes. Any admission or other evidence provided that corroborate wrongdoing could be inconsistent with the investigations carried out and could have a significant impact on the conclusions.

•
As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary agreement whereby the Anti-Corruption Prosecutor Office and the Ad Hoc Prosecutor's Office promise to execute a final plea bargain agreement with the Company that would provide the Company with certainty regarding the contingencies it faces as a result of the above-mentioned processes. Additionally, in the aforementioned preliminary agreement, the Anti-Corruption Prosecutor Office and the Ad Hoc Attorney General's Office authorize the Company to disclose the existence of the agreement but to maintain its content confidential.

•
The outbreak of the Covid-19 pandemic in Peru suspended the negotiations of the plea bargain agreement in March 2020 and such negotiations discussions resumed in July 2020. The Company has made substantial progress in the negotiations and expects to execute an agreements soon which will then be submitted to judicial approval.

•
At the same time, since the beginning of year 2017, the new administration together with the new Board of Directors began a transformation process based on the principles of Truth, Transparency and Integrity, making profound changes in the organization supported by a Board of Directors with an independent majority, as well as the creation of new governance practices, such as the Corporate Risk Management and autonomous Compliance function, with direct report to the Board of Directors, among other actions.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht Group

In connection with the Lava Jato case, the Company participated as a minority partner of Odebrecht Group companies, directly or through its subsidiaries, in entities or consortiums that developed six infrastructure projects.

In 2016, Odebrecht entered into an Agreement with the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with some of these projects in which the Company participate as minority partner, which are mentioned below:

•	IIRSA Sur

In relation to investigations on IIRSA Sur, the former Chairman of the Board of Directors was included as a subject of an investigation for collusion, and a former director and a former executive was included as a subject of an investigation for money laundering. Subsequently, AENZA S.A.A. and Cumbra Peru S.A. (formerly GyM S.A.) were included as civilly liable third-party responsible in the process, which means that it will be assessed whether the obligation to indemnify Government for damages resulting from the facts under investigation will be imposed on these entities.

•	Electric Train Construction Project

The first Preparatory Investigation Court of the Judiciary decided to incorporate Cumbra Peru S.A. as civilly liable third-party responsible in the process related to the construction of the Electric train construction Project, tranches 1 and 2. In this investigation a former Chairman of the Board of Directors, a former Director and a former Manager have been charged.

•	Gasoducto Sur Peruano (GSP)

In year 2019, the Company concluded that it may have exposure with respect to the preliminary investigation process conducted in relation to GSP (the South Peruvian Gas Pipeline project). As of the date hereof, the Company has not been indicted or incorporated as a civilly liable third-party or as an investigated legal person.

•	IIRSA Norte

Subsequently, in 2020, the Company and its legal advisors concluded that there is exposure to the preliminary investigation process conducted in relation to the IIRSA Norte project. To date, the Company has not been incorporated either as a responsible civil third party or as an investigated legal person.

Criminal investigations in relation to the Construction Club case

Cumbra Peru S.A. has been incorporated, along with other construction companies, as a legal entity investigated in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. Similarly, at the end of February 2020, the Public Ministry has requested the incorporation of Concar S.A., the latter is pending judicial decision. Like officials of other construction companies, a former commercial manager of Cumbra Peru S.A., a former president of the Board of Directors, a former Director and the former Corporate General Manager of the Company have been included in the criminal investigation into these events.

Anticorruption Law - effects on the Company

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure on the corruption cases. These standards set guidelines for the calculation of potential indemnification, reducing uncertainty about the imposition of seizures on assets that could hinder the operation of the Company's business.

In the case of the Company and its subsidiary Cumbra Peru S.A., the benefits of the mentioned rules are subject to the fulfillment of the following obligations as a consequence of the association with Odebrecht in the IRSA Sur and construction of the Electric train construction Project, tranches 1 and 2:

-	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation in favor of the Peruvian Government;
-	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;
-	The implementation of a compliance program; and
-	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Corporation has designed a compliance program which is currently under implementation, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice, under which the Company has established for an approximate amount of S/72 million (equivalent to US$20 million).

In 2020, the Company was included in the framework of Law 30737 for the IIRSA Norte and Chavimochic. However, the Company has been in contact with the Ministry of Justice in order to clarify this information, given that the incorporation of the Company in the Category 2 is not in accordance with the provisions set forth in the law. Based on the standards indicated and their guidelines, it is estimated that the value of the contingencies related to Odebrecht and the Construction Club described above is S/476.2 million (US$126.7 million) (S/469.7 million equivalent to US$129.6 million on December 31, 2020) and recorded on March 31, 2021 the equivalent to the corresponding present value that results in S/218.6 (US$58.2 million) (S/216 million equivalent to US$59.6 million as of December 31, 2020).

On the other hand, in addition to the cases where a provision for civil reparation has been recorded, there is a project carried out in partnership with Odebrecht that to date is not under investigation. If this is started and some evidence is found, the maximum possible exposure for civil reparation estimated according to Law 30737 for the project would be S/9.6 million (approximately US$2.6 million).

As of the date hereof, the negotiations of the agreement are advanced and the Company expects the agreement to impose an obligation to pay damages in an amount that should not deviate materially from the amount estimated in the financial statements and, in addition, a temporary prohibition from contracting with the government.

Although we expect to execute a final settlement and cooperation agreement soon, we cannot assure you that an agreement will be reached in a timely manner or at all, and in case an agreement is reached, we can not assure you that it will not contain terms and conditions that are substantially more onerous to the Company that we have foreseen. In addition, any agreement would be subject to further approval by the Peruvian court.

Investigations and administrative process initiated by INDECOPI in relation to the Construction Club case

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“INDECOPI”) initiated an investigation against several construction companies (including Cumbra Peru S.A.), about the existence of an alleged cartel called the Construction Club. Cumbra Peru S.A. has provided to INDECOPI with all the information requested and continues collaborating with the investigation.

On February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretariat (the “TS”) of the Commission for the Defense of Free Competition of INDECOPI (the “Commission”) with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works. The resolution does not include the assignment of responsibilities or the result of the administrative sanctioning procedure, which will be determined at the end of said procedure. The proceeding has concluded its evidentiary stage and the TS has recommended the Commission the imposition of a fine of approximately S/103.4 million. Cumbra Peru S.A. has objected this recommendation and its advisors estimate its exposure in approximately S/39 million without considering present value deductions and additional deductions to which Cumbra Peru S.A. may be entitled under applicable law, and was recorded at December 31, 2020 the equivalent present value in S/24.5 million.

d)	Impact of the COVID-19 Pandemic

The outbreak of the Novel Coronavirus 2019 (COVID-19) pandemic, which has been declared by the World Health Organization to be a “public health emergency of international concern,” has spread across the world since the end of 2019. The virus has spread significantly in Latin America, and the countries where we operate have fewer resources to address the continued health care effects of the pandemic. In response, countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. Depending on how the spread of the virus continues to evolve, governments may continue to extend these measures.

The COVID-19 pandemic and these government measures caused a global recession which has resulted in a severe economic impact on the countries in which we operate. We cannot predict the full extent to which economies in the countries where we operate will ultimately be impacted. Even as initial outbreaks of COVID-19 subsided, subsequent outbreaks occurred, including reports of mutations of the virus. We cannot predict whether subsequent outbreaks of the virus or its mutations will not continue to reoccur, or whether governments will not implement longer-term measures that continue to affect economic activity and capital investment levels. As a result, the negative impact of COVID-19 may continue well beyond the containment of the virus. In response to the sudden decline in economic activity, governments around the world, including in Latin America, have announced large stimulus programs to assist families and businesses. However, we cannot assure you that these programs will be sufficient to reactivate economy activity; moreover, the governments in the countries where we operate have fewer resources to stimulate their local economies.

The COVID-19 pandemic is significantly and adversely affecting our business, results of operations and financial condition. Infections have caused halts and delays in our engineering and construction projects, which have caused us to renegotiate performance targets with certain clients. These interruptions and negotiations add costs with respect to our projects, and caused us to include additional allowances for certain accounts receivable and impairments to the group’s long-term assets. We cannot assure you that we will be able to transfer any of these additional costs to our clients. Moreover, from mid-March through the end of May 2020, substantially all of our engineering and construction and real estate projects were mandatorily shut down. Although since July 2020, these projects have resumed operations with COVID-19 protocols in place, we cannot assure you that work will not be halted again or that these projects will be completed on time or at all. Our infrastructure operations, which have for the most part been declared essential businesses, have continued to operate during the pandemic; however, certain of our infrastructure businesses have been adversely affected, in particular, by the sharp decline in traffic volumes and fluctuations in oil and gas prices. Our results and operations for the 2020 year were adversely impacted by the pandemic, and we expect that our results of operations for the 2021 year will continue to be impacted as the pandemic persists.  A further spread of Covid-19 and the consequent measures taken to limit the spread of the disease could affect the ability to conduct business in the normal way and, therefore, affect the financial position and results of operations. Citizen immobilization, the restriction of activities of strategic companies as well as the paralysis of public entities have affected the execution of investment projects as well as the performance of exploration activities, and until the date of approval of the financial statements, it is not expected that operations and going concern will be affected.

On April 17, 2021, the Peruvian Government extended the State of National Emergency for a period of 30 days as a result of COVID-19.  Likewise, certain economic activities are restricted, according to the alert level in each department of Peru, until May 31, 2021. Management considers that the measures taken by the national authorities have no impact on the continuity and development of the operations of the Company because the activities carried out by the Company are within the group of permitted activities and have not been significantly impacted by the pandemic.

2.	BASIS OF PREPARATION

The condensed interim consolidated financial statements for the year ended March 31, 2021 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2020.

3.1	Account balance restated as of December 31, 2020

Since the date of approval of the financial statements by our shareholders until the date hereof, subsequent events with material impact on our results have occurred and as a result, we have recorded such impacts herein. As explained in Note 1 c) we have made considerable progress in the negotiations of the Company’s plea bargain agreement that has allowed us to reassess our estimate of our exposure to the contingencies including within its scope.

As a result of this process, the amounts in the consolidated statement of financial position are adjusted as follows:

	As of		As of
	December 31,		December 31,
	2020	Adjustment	2020
ASSETS	Audited		As restated
Current assets
Cash and cash equivalents	900,168	-	900,168
Trade accounts receivables, net	703,167	-	703,167
Work in progress, net	186,433	-	186,433
Accounts receivable from related parties	27,338	-	27,338
Other accounts receivable	477,165	(43,634)	433,531
Inventories, net	552,000	-	552,000
Prepaid expenses	22,972	-	22,972
Total current assets	2,869,243	(43,634)	2,825,609

Non-current assets
Trade accounts receivable, net	730,666	-	730,666
Accounts receivable from related parties	620,071	-	620,071
Prepaid expenses	22,264	-	22,264
Other accounts receivable	328,223	-	328,223
Investments in associates and joint ventures	35,516	-	35,516
Investment property	26,073	-	26,073
Property, plant and equipment, net	405,469	-	405,469
Intangible assets, net	791,990	-	791,990
Right-of-use assets, net	64,518	-	64,518
Deferred income tax asset	262,623	(458)	262,165
Total non-current assets	3,287,413	(458)	3,286,955

Total assets	6,156,656	(44,092)	6,112,564

	As of		As of
	December 31,		December 31,
	2020	Adjustment	2020
	Audited		As restated
LIABILITIES AND EQUITY
Current liabilities
Borrowings	452,884	-	452,884
Bonds	58,446	-	58,446
Trade accounts payable	1,097,167	-	1,097,167
Accounts payable to related parties	43,818	-	43,818
Current income tax	34,494	-	34,494
Other accounts payable	718,406	-	718,406
Provisions	141,744	(48,987)	92,757
Total current liabilities	2,546,959	(48,987)	2,497,972

Non-current liabilities
Borrowings	445,436	-	445,436
Bonds	874,313	-	874,313
Trade accounts payable	40,502	-	40,502
Other accounts payable	183,230	2	183,232
Accounts payable to related parties	36,297	-	36,297
Provisions	237,836	98,773	336,609
Deferred income tax liability	102,907	-	102,907
Total non-current liabilities	1,920,521	98,775	2,019,296
Total liabilities	4,467,480	49,788	4,517,268

Equity
Capital	871,918	-	871,918
Legal reserve	132,011	-	132,011
Voluntary reserve	29,974	-	29,974
Share Premium	1,131,574	-	1,131,574
Other reserves	(169,234)	-	(169,234)
Retained earnings	(635,101)	(93,536)	(728,637)
Equity attributable to controlling interest in the Company	1,361,142	(93,536)	1,267,606
Non-controlling interest	328,034	(344)	327,690
Total equity	1,689,176	(93,880)	1,595,296
Total liabilities and equity	6,156,656	(44,092)	6,112,564

As a result of this process, the amounts in the consolidated statement of income are adjusted as follows:

	For the year ended
	December 31, 2020
	Audited	Adjustment	As restated

Revenues from construction activities	1,815,671	-	1,815,671
Revenues from services provided	1,055,423	-	1,055,423
Revenue from real estate and sale of goods	442,935	-	442,935
	3,314,029	-	3,314,029

Cost of construction activities	(1,716,309)	-	(1,716,309)
Cost of services provided	(929,206)	-	(929,206)
Cost of real estate and sale of goods	(347,906)	-	(347,906)
	(2,993,421)	-	(2,993,421)
Gross profit	320,608	-	320,608

Administrative expenses	(152,909)	-	(152,909)
Other income and expenses	(87,232)	(95,614)	(182,846)
Operating profit (loss)	80,467	(95,614)	(15,147)

Financial expenses	(156,943)	-	(156,943)
Financial income	37,231	2,189	39,420
Share of the profit or loss of associates and joint ventures accounted for using the equity method	770	-	770
Loss before income tax	(38,475)	(93,425)	(131,900)
Income tax expense	(57,989)	(455)	(58,444)
Loss from continuing operations	(96,464)	(93,880)	(190,344)

(Loss) profit attributable to:
Owners of the Company	(124,335)	(93,536)	(217,871)
Non-controlling interest	27,871	(344)	27,527
	(96,464)	(93,880)	(190,344)

Loss per share attributable to owners of the
Company during the year	(0.143)	(0.107)	(0.250)

3.2	Account balance reclassified as of March 31, 2020

Information on the subsidiary Adexus S.A. is presented. (hereinafter “Adexus”), whose main activity is to provide information technology solutions mainly in Chile and Peru, as of March 31, 2020 the subsidiary was recognized as a non-current asset held for sale; However, as of September 30, 2020, it was reclassified as a continuing operation for the reasons set forth in note 28.

As a result of this process, the amounts in the consolidated statement of income are reclassified as follows:

	For the period ended
	March 31, 2020
	Reported	Adexus	As restated

Revenues from construction activities	552,642	-	552,642
Revenues from services provided	240,487	31,095	271,582
Revenue from real estate and sale of goods	89,621	11,410	101,031
	882,750	42,505	925,255

Cost of construction activities	(547,275)	-	(547,275)
Cost of services provided	(195,869)	(30,231)	(226,100)
Cost of real estate and sale of goods	(70,778)	(9,193)	(79,971)
	(813,922)	(39,424)	(853,346)
Gross profit	68,828	3,081	71,909

Administrative expenses	(39,413)	(5,010)	(44,423)
Other income and expenses	(8,044)	-	(8,044)
Operating loss	21,371	(1,929)	19,442

Financial expenses	(48,565)	(2,991)	(51,556)
Financial income	3,438	28	3,466
Share of the profit or loss of associates and joint ventures accounted for using the equity method	1,164	-	1,164
Loss before income tax	(22,592)	(4,892)	(27,484)
Income tax expense	(2,290)	1,413	(877)
Loss from continuing operations	(24,882)	(3,479)	(28,361)

(Loss) profit from discontinued operations	(3,479)	3,479	-
Loss for the year	(28,361)	-	(28,361)

(Loss) profit attributable to:
Owners of the Company	(30,444)	-	(30,444)
Non-controlling interest	2,083	-	2,083
	(28,361)	-	(28,361)

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Corporation’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitored periodically.

4.1	Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Corporation’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Corporation’s financial performance. The Corporation uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Corporation in the short and medium-term.

a)	Market risks

i)	Foreign exchange risk

The Corporation is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2020 and March 31, 2021, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii)	Price risk

Management considers that the exposure of the Corporation to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Corporation’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Corporation to cash flow interest rate risk. Borrowings issued at fixed rates expose the Corporation to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions.

Concerning to loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors.

Management does not expect the Corporation to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Corporation cash flows enabled it to meet its obligations. Due to the COVID-19 pandemic (Note 1-d), the Corporation has implemented various actions to reduce its exposure to liquidity risk, and has developed a Financial Plan based on several steps, which were designed assuming attaining a plea bargain agreement within a reasonable time frame. The Financial Plan aims to enable compliance with the various obligations at the corporate and group companies’ levels.

The Corporation’s Corporate Finance Office monitors rolling forecasts of the Corporation’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities.  Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with internal ratio targets in the statement of financial position and, if applicable, external regulatory or legal requirements, for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which include interest to be applied according to the established schedule.

	Less than	1-2	2-5	More than
As of December 31, 2020	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	433,318	183,796	197,785	23,953	838,852
Finance leases	16,287	14,919	20,851	8,515	60,572
Lease liability for right-of-use asset	24,714	32,006	19,847	11,131	87,698
Bonds	137,090	168,673	385,919	971,543	1,663,225
Trade accounts payables (except
non-financial liabilities)	1,001,470	40,502	-	-	1,041,972
Accounts payables to related parties	43,818	35,461	-	836	80,115
Other accounts payables (except
non-financial liabilities)	288,037	2,185	115,321	-	405,543
	1,944,734	477,542	739,723	1,015,978	4,177,977

	Less than	1-2	2-5	More than
As of March 31, 2021	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	466,854	53,344	245,980	47,784	813,962
Finance leases	11,624	10,357	29,449	10,953	62,383
Lease liability for right-of-use asset	22,883	24,599	22,082	12,791	82,355
Bonds	129,034	170,870	384,867	944,851	1,629,622
Trade accounts payables (except
non-financial liabilities)	1,080,285	6,943	19,927	16,500	1,123,655
Accounts payables to related parties	42,341	36,145	-	836	79,322
Other accounts payables (except
non-financial liabilities)	280,210	2,107	122,231	-	404,548
	2,033,231	304,365	824,536	1,033,715	4,195,847

4.2	Capital management risk

The Corporation’s objectives when managing capital are to safeguard the Corporation’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital.  In 2017 the situation of the Corporation had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder the renegotiation of liabilities (Note15). In extraordinary events as explained in Note 1, the Corporation identifies the possible deviations and requirements and establishes a plan.

In order to maintain or adjust the capital structure, the Corporation may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Corporation monitors capital based on the gearing ratio.  This ratio is calculated as net debt divided by total capital.  Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2020 and March 31, 2021, the gearing ratio is presented below indicating the Corporation’s strategy to keep it in a range from 0.07 to 0.70.

	At	At
	December 31,	March 31,
	2020	2021
Total financial liabilities and bonds (Note 15 and Note 16)	1,831,079	1,796,752
Less: Cash and cash equivalents (Note 8)	(900,168)	(799,155)
Net debt	930,911	997,597
Total equity	1,595,296	1,547,418
Total capital	2,526,207	2,545,015

Gearing ratio	0.37	0.39

4.3	Fair value estimation

For the classification of the type of valuation used by the Corporation for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2:
Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-	Level 3:
Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

The table below shows the Corporation’s liabilities measured at fair value:
Level 3
As of December 31, 2020

Financial liabilities
Other financial entities (Note 15-b)	152,523

As of March 31, 2021

Financial liabilities
Other financial entities (Note 15-b)	155,536

5.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2020.

6.   SEASONALITY OF OPERATIONS

The Corporation does not present seasonality in the operations of any of its subsidiaries; however, economic activities temporarily restricted due to COVID-19 pandemic and government measures implemented to contain the spread of the virus. As a result,  this situation affected negatively Corporation's revenues and financial position (Note 1.d).

7.   OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

The Corporation's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Corporation has voluntarily decided to report on all its operating segments.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements. Sales of goods are related to Real State segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Corporation’s financial statements by operating segments:

Operating segments financial position
Segment reporting
					Infrastructure
							Parent
As of December 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	382,850	60,165	117,893	207,975	7,408	73,531	50,346	-	900,168
Trade accounts receivables, net	425,939	37,614	25,014	111,602	565	38,043	64,390	-	703,167
Work in progress, net	186,433	-	-	-	-	-	-	-	186,433
Accounts receivable from related parties	107,495	35	31,868	2,624	30	1,342	102,103	(218,159)	27,338
Other accounts receivable	323,084	27,900	23,631	13,220	197	10,446	35,051	2	433,531
Inventories, net	58,653	36,016	8,496	31,861	-	418,341	360	(1,727)	552,000
Prepaid expenses	7,798	1,964	6,485	328	116	-	6,281	-	22,972
Total current assets	1,492,252	163,694	213,387	367,610	8,316	541,703	258,531	(219,884)	2,825,609

Long-term trade accounts receivable, net	53,036	-	15,740	632,214	-	2,181	27,495	-	730,666
Long-term accounts receivable from related parties	315,393	-	14,508	-	11,103	-	611,498	(332,431)	620,071
Prepaid expenses	-	981	19,009	2,048	736	-	-	(510)	22,264
Other long-term accounts receivable	134,719	70,694	531	-	7,346	54,237	60,696	-	328,223
Investments in associates and joint ventures	109,870	8,080	-	-	-	6,095	1,322,865	(1,411,394)	35,516
Investment property	1,467	-	-	-	-	24,606	44,521	(44,521)	26,073
Property, plant and equipment, net	169,091	166,382	9,186	794	146	9,592	16,718	33,560	405,469
Intangible assets, net	143,575	250,327	371,437	681	-	872	19,017	6,081	791,990
Right-of-use assets, net	8,179	9,872	4,626	99	-	3,936	51,401	(13,595)	64,518
Deferred income tax asset	174,269	4,717	5,037	-	779	18,704	53,536	5,123	262,165
Total non-current assets	1,109,599	511,053	440,074	635,836	20,110	120,223	2,207,747	(1,757,687)	3,286,955
Total assets	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Liabilities.-
Borrowings	230,682	32,550	2,405	42	-	95,709	102,469	(10,973)	452,884
Bonds	4,546	-	32,819	21,081	-	-	-	-	58,446
Trade accounts payable	861,833	51,225	51,221	32,637	61	42,565	57,625	-	1,097,167
Accounts payable to related parties	185,104	1,083	17,738	21,531	-	19,074	15,708	(216,420)	43,818
Current income tax	26,922	1,351	1,638	3,606	166	-	811	-	34,494
Other accounts payable	525,195	12,905	35,997	6,719	766	91,976	40,252	4,596	718,406
Provisions	8,876	18,943	1,659	-	-	492	62,787	-	92,757
Total current liabilities	1,843,158	118,057	143,477	85,616	993	249,816	279,652	(222,797)	2,497,972

Borrowings	25,273	103,154	2,291	59	-	11,021	328,753	(25,115)	445,436
Long-term bonds	22,911	-	248,029	603,373	-	-	-	-	874,313
Long-term trade accounts payable	-	-	-	-	-	-	40,502	-	40,502
Other long-term accounts payable	140,605	-	11,623	231	2,762	23,357	4,654	-	183,232
Long-term accounts payable to related parties	104,432	-	836	36,297	24,207	-	186,886	(316,361)	36,297
Provisions	122,503	37,599	26,034	1,925	-	-	148,548	-	336,609
Deferred income tax liability	25,576	36,793	1,518	39,020	-	-	-	-	102,907
Total non-current liabilities	441,300	177,546	290,331	680,905	26,969	34,378	709,343	(341,476)	2,019,296
Total liabilities	2,284,458	295,603	433,808	766,521	27,962	284,194	988,995	(564,273)	4,517,268
Equity attributable to controlling interest in the Company	261,501	354,982	161,710	177,694	464	138,933	1,474,398	(1,302,076)	1,267,606
Non-controlling interest	55,892	24,162	57,943	59,231	-	238,799	2,885	(111,222)	327,690
Total liabilities and equity	2,601,851	674,747	653,461	1,003,446	28,426	661,926	2,466,278	(1,977,571)	6,112,564

Operating segments financial position
Segment reporting
					Infrastructure
							Parent
As of March 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	281,776	59,201	114,097	203,694	6,573	87,281	46,533	-	799,155
Trade accounts receivables, net	514,931	48,701	28,940	106,019	1,743	11,925	56,590	-	768,849
Work in progress, net	230,545	-	-	-	-	-	-	-	230,545
Accounts receivable from related parties	93,600	36	37,177	3,297	30	2,139	93,914	(206,638)	23,555
Other accounts receivable	323,218	27,840	32,315	10,570	264	9,697	34,996	2	438,902
Inventories, net	59,069	35,446	8,450	32,587	13	427,431	1,234	(1,804)	562,426
Prepaid expenses	8,025	1,517	5,443	929	68	-	6,898	-	22,880
Total current assets	1,511,164	172,741	226,422	357,096	8,691	538,473	240,165	(208,440)	2,846,312

Long-term trade accounts receivable, net	52,247	-	15,782	633,447	-	-	27,030	-	728,506
Long-term accounts receivable from related parties	325,289	-	14,647	-	11,211	-	621,563	(351,378)	621,332
Prepaid expenses	-	981	19,044	2,009	723	-	-	(510)	22,247
Other long-term accounts receivable	141,427	75,784	-	-	7,346	57,224	40,977	-	322,758
Investments in associates and joint ventures	109,233	8,737	-	-	-	6,095	1,302,917	(1,390,444)	36,538
Investment property	1,386	-	-	-	-	24,089	44,030	(44,030)	25,475
Property, plant and equipment, net	162,981	159,799	8,553	745	140	8,827	15,589	33,069	389,703
Intangible assets, net	142,697	243,017	358,980	653	-	829	18,630	5,818	770,624
Right-of-use assets, net	6,958	8,086	4,834	90	30	3,517	49,315	(14,153)	58,677
Deferred income tax asset	175,220	4,744	4,717	-	782	19,237	63,813	5,162	273,675
Total non-current assets	1,117,438	501,148	426,557	636,944	20,232	119,818	2,183,864	(1,756,466)	3,249,535
Total assets	2,628,602	673,889	652,979	994,040	28,923	658,291	2,424,029	(1,964,906)	6,095,847

Liabilities.-
Borrowings	232,437	27,529	2,763	46	18	90,724	134,387	(11,879)	476,025
Bonds	4,097	-	33,001	21,775	-	-	-	-	58,873
Trade accounts payable	909,597	36,007	42,727	24,390	219	36,747	59,658	-	1,109,345
Accounts payable to related parties	168,407	671	30,477	23,890	61	20,057	15,426	(216,648)	42,341
Current income tax	29,671	682	356	972	58	-	431	-	32,170
Other accounts payable	547,861	17,528	39,462	7,248	898	112,386	42,920	4,593	772,896
Provisions	12,292	19,509	1,559	-	-	503	65,454	-	99,317
Total current liabilities	1,904,362	101,926	150,345	78,321	1,254	260,417	318,276	(223,934)	2,590,967

Borrowings	22,059	103,111	2,188	46	13	7,854	286,370	(25,436)	396,205
Long-term bonds	21,930	-	240,820	602,899	-	-	-	-	865,649
Long-term trade accounts payable	-	-	-	-	-	-	39,624	-	39,624
Other long-term accounts payable	131,109	-	10,977	199	2,892	24,544	4,604	-	174,325
Long-term accounts payable to related parties	108,365	-	836	36,982	24,671	-	189,871	(323,744)	36,981
Provisions	123,978	37,981	26,138	2,557	-	-	149,736	-	340,390
Deferred income tax liability	24,381	39,731	279	39,897	-	-	-	-	104,288
Total non-current liabilities	431,822	180,823	281,238	682,580	27,576	32,398	670,205	(349,180)	1,957,462
Total liabilities	2,336,184	282,749	431,583	760,901	28,830	292,815	988,481	(573,114)	4,548,429
Equity attributable to controlling interest in the Company	237,868	365,593	162,049	174,854	93	137,333	1,432,678	(1,281,910)	1,228,558
Non-controlling interest	54,550	25,547	59,347	58,285	-	228,143	2,870	(109,882)	318,860
Total liabilities and equity	2,628,602	673,889	652,979	994,040	28,923	658,291	2,424,029	(1,964,906)	6,095,847

Operating segment performance
Segment Reporting
					Infrastructure
							Parent
For the period ended March 31, 2020	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated

Revenue	661,706	106,024	113,773	88,473	916	25,827	62,925	(134,389)	925,255
Gross profit (loss)	16,304	17,487	16,112	31,263	263	4,070	791	(14,381)	71,909
Administrative expenses	(28,801)	(5,001)	(4,282)	(3,713)	(107)	(7,831)	(10,059)	15,371	(44,423)
Other income and expenses, net	(3,600)	(6,260)	22	328	-	40	1,413	13	(8,044)
Operating (loss) profit	(16,097)	6,226	11,852	27,878	156	(3,721)	(7,855)	1,003	19,442
Financial expenses	(22,973)	(5,577)	(8,951)	(2,129)	(2)	(3,791)	(14,934)	6,801	(51,556)
Financial income	1,359	224	2,324	2,358	144	2,228	2,395	(7,566)	3,466
Dividends	-	-	-	-	-	-	2,342	(2,342)	-
Share of profit or loss in associates	-	-	-	-	-	-	-	-	-
and joint ventures	841	549	-	-	-	-	(11,409)	11,183	1,164
(Loss) profit before income tax	(36,870)	1,422	5,225	28,107	298	(5,284)	(29,461)	9,079	(27,484)
Income tax	4,822	(448)	(1,715)	(8,545)	(159)	749	4,414	5	(877)
(Loss) profit for the year	(32,048)	974	3,510	19,562	139	(4,535)	(25,047)	9,084	(28,361)

(Loss) profit from attributable to:
Owners of the Company	(32,143)	274	3,026	14,671	139	(394)	(25,031)	9,014	(30,444)
Non-controlling interest	95	700	484	4,891	-	(4,141)	(16)	70	2,083
	(32,048)	974	3,510	19,562	139	(4,535)	(25,047)	9,084	(28,361)

Operating segment performance
Segment Reporting
					Infrastructure
							Parent
For the Period ended March 31, 2021	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated

Revenue	578,572	111,477	114,349	85,824	862	29,238	57,541	(72,069)	905,794
Gross profit (loss)	45,943	22,433	13,387	24,821	277	3,788	3,836	(11,821)	102,664
Administrative expenses	(31,563)	(3,182)	(4,334)	(4,432)	(197)	(3,716)	(14,130)	12,037	(49,517)
Other income and expenses, net	(4,512)	109	391	1,267	(9)	741	334	70	(1,609)
Operating profit (loss)	9,868	19,360	9,444	21,656	71	813	(9,960)	286	51,538
Financial expenses	(27,143)	(3,392)	(7,092)	(2,864)	(26)	(3,468)	(33,245)	6,077	(71,153)
Financial income	484	313	1,579	258	121	810	3,778	(5,615)	1,728
Share of profit or loss in associates
and joint ventures	(652)	658	-	-	-	-	(1,744)	2,744	1,006
(Loss) profit before income tax	(17,443)	16,939	3,931	19,050	166	(1,845)	(41,171)	3,492	(16,881)
Income tax	(1,811)	(4,943)	(2,230)	(5,836)	(73)	349	4,039	3	(10,502)
(Loss) profit for the year	(19,254)	11,996	1,701	13,214	93	(1,496)	(37,132)	3,495	(27,383)

(Loss) profit from attributable to:
Owners of the Company	(19,506)	10,611	340	9,910	93	(1,601)	(37,115)	2,571	(34,697)
Non-controlling interest	252	1,385	1,361	3,304	-	105	(15)	922	7,314
	(19,254)	11,996	1,701	13,214	93	(1,496)	(37,130)	3,493	(27,383)

There are no differences as compared to previous year-end consolidated financial statements based on segmentation or measurement of financial performance by segment.

8.   CASH AND CASH EQUIVALENTS

This account comprises:
	At	At
	December 31,	March 31,
	2020	2021
Cash on hand	996	1,041
Remittances in-transit )	2,340	2,666
Bank accounts	300,552	232,690
Escrow account (a)	471,339	406,481
Deposits in financial institutions	124,941	156,277
	900,168	799,155

(a)
 The Corporation maintains trust accounts in local and foreign banks that includes reserve funds for bond payments issued by the subsidiaries Tren Urbano de Lima S.A. and Norvial S.A. amounting to S/122 million and S/24 million, as of March 31, 2021, respectively (S/132 million and S/21 million, as of December 31, 2020, respectively), as shown as follows:

	At	At
	December 31,	March 31,
	2020	2021
Reserve funds issued bonds	153,075	146,181
Real estate projects	35,273	35,775
Engineering and construction projects	233,955	165,268
Infrastructure projects	49,036	59,257
	471,339	406,481

9.   TRADE ACCOUNTS RECEIVABLES, NET

This account comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2020	2021	2020	2021	2020	2021

Receivables (net) (a)	753,693	701,545	254,587	214,793	499,106	486,752
Unbilled receivables (net) - Subsidiaries (b)	413,364	523,405	337,244	445,038	76,120	78,367
Unbilled receivables (net) - Concessions (c)	266,776	272,405	111,336	109,018	155,440	163,387
	1,433,833	1,497,355	703,167	768,849	730,666	728,506

a)
Receivables are presented net of impairment and present value discount for S/47.3 million and S/0.9 million, respectively (S/47.2 million and S/0.9 million as of December 31, 2020). The ageing is detailed as follows:

	At	At
	December 31,	March 31,
	2020	2021
Current	718,220	651,049
Past due up to 30 days	5,737	23,961
Past due from 31 days up to 90 days	6,801	3,114
Past due from 91 days up to 120 days	2,279	2,944
Past due from 121 days up to 360 days	4,185	5,728
Past due over 360 days	16,471	14,749
	753,693	701,545

As of March 31, 2021, the amount overdue for more than 360 days mainly includes invoices receivable from subsidiaries: Concar S.A.C. for S/2.6 million and Cumbra Peru S.A. for S/9.9 million (Concar S.A. for S/2.7 million and Cumbra Peru S.A. for S/12.5 million, as of December 31, 2020).

b)
Unbilled receivables from subsidiaries correspond to documents related to the estimates for services rendered that were not billed, valuations in process or pending approval. The balance includes present value discount for S/11.7 million and impairment for S/5.9 million (present value discount for S/12.5 million and impairment for S/5.9 million, as of December 31, 2020), and detailed by subsidiary:

	At	At
Unbilled receivables - Subsidiaries	December 31,	March 31,
	2020	2021
Cumbra Peru S.A.	315,878	425,718
Concar S.A.C.	6,298	5,736
Cumbra Ingenieria S.A.	25,823	32,484
UNNA ENERGIA S.A.	1,512	1,812
Adexus S.A.	63,853	57,641
AENZA.S.A.A.	-	14
	413,364	523,405

c)
Unbilled receivables from concessions correspond to future invoice according to Concession Contract terms. As of December 31, 2020, this amount is presented net of impairment of S/3.5 million and was written off as of March 31, 2021, as detailed below:

	At	At
	December 31,	March 31,
	2020	2021
Tren Urbano de Lima S.A.	235,763	237,850
Survial S.A.	10,611	11,920
Norvial S.A.	15,436	17,566
Concesión Canchaque S.A.C.	4,401	3,922
Concesionaria La Chira S.A.	565	1,147
	266,776	272,405

10.  WORK IN PROGRESS, NET

This account comprises:

		Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2020	2021	2020	2021	2020	2021

Work in progress	186,433	230,545	186,433	230,545)	-	-
	186,433	230,545	186,433	230,545	-	-

Work in progress costs include all those expenses incurred by the Corporation for construction contracts. Includes mainly S/212.3 million corresponding to Cumbra Peru S.A. and its subsidiary Vial y Vives -DSD S.A. (S/171 million, as of December 31, 2020); and S/18.3 million from Cumbra Ingenieria S.A. (S/15.5 million, as of December 31, 2020).

11.  TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties

Major transactions for the periods ended March 31, 2020 and 2021 between the Company and its related parties are summarized as follows:

	2020	2021
Revenue from sales of goods and services:
- Joint operations	8,100	2,871
- Associates	911	229
	9,011	3,100

Inter-company services are agreed based on market terms and conditions as if they had been agreed with third parties.

b) Balances of transactions with related parties

	As of December 31,		As of March 31,
	2020		2021
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,357	-	9,527	-
Consorcio Peruano de Conservacion	3,156	-	542	2,416
Consorcio Italo Peruano	1,520	217	1,383	216
Consorcio Constructor Chavimochic	-	6,208	-	6,649
Consorcio GyM Conciviles	1,341	1,472	1,390	840
Consorcio La Gloria	69	113	140	-
Consorcio Ermitaño	890	474	953	489
Terminales del Peru	501	161	181	161
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	1,015	-	1,081
Consorcio Rio Mantaro	-	7,655	-	7,756
Consorcio Vial Quinua	-	2,051	-	2,048
Consorcio Huacho Pativilca	4	85	6	94
Consorcio CDEM	1,111	-	440	-
Consorcio GyM-Stracon	-	644	-	173
Consorcio GyM-OSSA	-	-	-	3
Consorcio Chicama Ascope	2,922	-	3,173	-
Consorcio Inti Punku	-	6,556	-	-
Consorcio Manperan	1,057	656	1,223	1,649
Consorcio Norte Pachacutec	1,077	1,192	1,100	1,188
Other minors	2,373	1,503	706	1,796
	25,378	30,002	20,764	26,559

Other related parties
Ferrovias S.A.	-	11,139	-	13,831
Perú Piping Spools S.A.C.	1,960	2,677	2,791	1,951
	1,960	13,816	2,791	15,782
Current portion	27,338	43,818	23,555	42,341

Non-current portion
Gasoducto Sur Peruano S.A.	620,071	-	621,332	-
Ferrovias S.A.	-	12,862	-	13,337
Ferrovias Participaciones S.A.	-	23,435	-	23,644
Non-current	620,071	36,297	621,332	36,981

Receivables and payables are mainly current and do not have specific guarantees.

Accounts receivable from related parties are mainly to sales of goods and services. These balances do not bear interest and as of March 31, 2021 do not require a provision for impairment. The account receivable from Gasoducto Sur Peruano S.A. is presented net of impairment and present value discount .

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others. Such accounts are not interest bearing because they are short-term.

12.  OTHER ACCOUNTS RECEIVABLE

This account comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2020	2021	2020	2021	2020	2021

Advances to suppliers	76,200	80,722	76,200	80,722	-	-
Income tax on-account payments	48,054	49,842	48,052	49,842	2	-
VAT credit	54,076	57,209	43,498	46,189	10,578	11,020
Guarantee deposits	217,441	206,369	156,123	148,193	61,318	58,176
Claims to third parties	212,565	217,717	108,748	108,603	103,817	109,114
Petroleos del Peru S.A.- Petroperu S.A.	87,826	93,809	17,132	18,025	70,694	75,784
ITAN and other tax receivable	63,003	71,093	30,468	33,459	32,535	37,634
Restricted funds	29,121	9,483	2,092	2,137	27,029	7,346
Rental and sale of equipment - GyM S.A. projects	29,149	29,708	29,149	29,708	-	-
Accounts receivable from personneel	10,957	15,769	10,957	15,769	-	-
Consorcio Panorama	25,026	26,075	-	-	25,026	26,075
Other minors	10,386	6,519	9,738	5,649	648	870
	863,804	864,315	532,157	538,296	331,647	326,019
Impairment	(102,050)	(102,655)	(98,626)	(99,394)	(3,424)	(3,261)
	761,754	761,660	433,531	438,902	328,223	322,758

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	At	At
	December 31,	March 31,
	2020	2021
Associates	27,246	27,608
Joint ventures	8,270	8,930
	35,516	36,538

The movement of our investments in associates for the periods ended March 31, 2020 and 2021 is as follows:

	2020	2021
Opening balance	37,035	35,516
Equity interest in results	1,164	1,007
Conversion adjustment	(36)	15
Final balance	38,163	36,538

Concesionaria Chavimochic S.A.C.

The entity was awarded the concesion of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts was estimated in US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was reached, the Concessionaire initiated an arbitration process at the UNCID. The arbitration proceedings are suspended, as a consequence of the of the National Emergency.

Moreover, from 2018 to date, the Peruvian Government (“the Grantor”) has been evaluating the modification of the Concession Contract, to determine a mechanism that allow the completion of the project, without resolution as of to date.

Finally, the Grantor and the Ministry of Agriculture and Irrigation (MINAGRI), and the Chavimochic Special Project, have signed an Agreement in order to allow MINAGRI to subrogate the ownership of the Project, within the framework of the provisions of the Emergency Decree N ° 021-2020.

14.  PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

The movement in property, plant and equipment, intangible assets and right-of-use assets accounts for the periods ended March 31, 2020 and 2021, is as follows:

	Property,
	plant and	Intangibles	Right-of-use
	equipment	assets	assets

Net cost at January 1, 2020	463,990	854,227	90,581

Additions	12,525	33,922	1,600
Reclassifications, disposals and adjustments (*)	(9,897)	(14,131)	(1,121)
Deductions for sale of assets	(5,205)	-	-
Depreciation, amortization	(21,419)	(24,207)	(7,258)

Net cost at March 31, 2020	439,994	849,811	83,802

Net cost at January 1, 2021	405,469	791,990	64,518

Additions	5,011	4,295	42
Reclassifications, disposals and adjustments (*)	1,568	(1,167)	(60)
Deductions for sale of assets	(3,452)	-	-
Depreciation, amortization	(18,893)	(24,494)	(5,823)

Net cost at March 31, 2021	389,703	770,624	58,677

(*) As of March 31, 2021, includes translation adjustments in the subsidiary Cumbra Peru S.A. and Adexus S.A. in property plant and equipment, intangibles, and right-of-use assets amounted to S/0.7 million, S/1.7 million and S/0.2 million, respectively (as of December 31, 2020, S/9.8 million, S/14.5 million and S/0.3 million, respectively).

a) Property, plant and equipment and right-of-use assets

As of March 31, 2021, additions to property, plant and equipment mainly corresponds to S/3 million in machinery of the engineering and construction segment; and S/0.8 million in equipment of the engineering and construction segment (as of March 31, 2020, S/5.1 million in machinery of the engineering and construction segment; and S/4.2 million in works in progress of the infrastructure segment).

As of March 31, 2021, additions to right-of-use assets comprise lease agreements signed by the Corporation.

For the periods ended March 31, 2020 and 2021, the depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the Statement of Income as follows:

	2020	2021

Cost of services and goods (Note 21)	27,615	22,005
Administrative expenses (Note 21)	1,663	3,314
Total depreciation	29,278	25,319
(-) Depreciation related to investment property	(601)	(603)
(-) Depreciation related to right-of-use assets (Note 14)	(7,258)	(5,823)
Total depreciation of property, plant and equipment	21,419	18,893

b) Intangible assets

As of March 31, 2021, the additions to intangibles correspond mainly to software development for S/1.4 million to the engineering and construction segment; and S/2.8 million for investments in the preparation of wells, concessions and licenses, and other assets corresponding to the infrastructure segment (as of March 31, 2020, for S/33.8 million for investments in the preparation of wells, concessions and licenses, and other assets corresponding to the infrastructure segment).

For the periods ended March 31, 2020 and 2021, the amortization of intangibles is broken down in the statement of income as follows:

	2020	2021
Cost of sales and services (Note 21)	23,114	23,520
Administrative expenses (Note 21)	1,093	974
	24,207	24,494
Goodwill

Management reviews businesses results based on the type of economic activity carried out.
Goodwill allocated to cash-generating units are:

	At	At
	December 31,	March 31,
	2020	2021
Engineering and construction	38,211	36,396
Electromechanical	20,735	20,735
	58,946	57,131

(*) The variation reported in engineering and construction segment is due to translation adjustment of foreign business of the subsidiary Cumbra Peru S.A.

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal.  Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

15.  BORROWINGS

This item comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2020	2021	2020	2021	2020	2021

Bank loans (a)	571,659	546,434	409,272	429,331	162,387	117,103
Finance leases (b)	52,391	52,404	13,635	8,532	38,756	43,872
Lease liability for right-of-use asset (c)	72,726	69,220	19,950	18,639	52,776	50,581
Other financial entities (d)	201,544	204,172	10,027	19,523	191,517	184,649
	898,320	872,230	452,884	476,025	445,436	396,205

a)	Bank loans

As of December 31, 2020 and March 31, 2021, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates that fluctuate between 0.5% and 11.0% in 2020 and between 0.5% and 13.5% in 2021.

				Current		Non-current
			At	At	At	At
	Interest	Date of	December 31,	March 31,	December 31,	March 31,
	rate	maturity	2020	2021	2020	2021

Cumbra Peru S.A. (i)	0.92% / 13.54%	2022	222,924	225,526	19,977	16,588
UNNA ENERGIA S.A. (ii)	3.06% / 6.04%	2027	24,950	20,818	99,474	100,184
AENZA S.A.A. (iii)	9.10% / 10.10%	2022	51,977	81,629	39,618	-
Adexus S.A.	0.50% / 1.15%	2021	19,224	15,409	-	-
Viva Negocio Inmobiliario S.A.	6.85% / 11.00%	2023	90,197	85,949	3,318	331
			409,272	429,331	162,387	117,103

i)	Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Via Expresa Sur S.A.) entered into a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A., Banco Internacional del Peru S.A.A., BBVA Banco Continental, Banco de Credito del Peru, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant Cumbra Peru S.A. a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant Cumbra Peru S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Via Expresa Sur S.A. a non-revolving line of credit to finance repayment commitments subject to performance bonds; (iv) grant a syndicated line of credit in favor of the Company and Cumbra Peru S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) commit to maintain existing standby letters of credit issued at the request of Cumbra Peru S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD S.A. and Concesionaria Via Expresa Sur S.A. The loan matured in July 2020, which maturity was extended, most recently, until April 30, 2021. We are currently negotiating an additional extension.

In accordance with the Financial Stability Framework Agreement, the Company must comply quarterly with two ratios, related to its invoices and sales provisions: (i) the calculated value of 90% of its bills receivable, and (ii) the calculated value of 80% of its income provisions must be greater than 50% of the amount of Tranche A pending payment.

As of March 31, 2021, the account receivable rate and unbilled receivable rate reached 34% and 172%, respectively.  As of December 31, 2020 due to the stoppage of activities generated by the COVID-19 pandemic, the account receivable rate and unbilled receivable rate reached 56% and 142%, respectively. In relation to account receivable rate, the Company does not comply with the requirement of the Financial Stability Framework Agreement.

As of March 31, 2021, the Company's balance payable under the Financial Stability Framework Agreement amounts to US$29.4 million, equivalent to S/110.5 million (US$30.7 million, equivalent to S/111 million, as of December 31, 2020)

ii)	Terminales del Peru Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary UNNA ENERGIA S.A., has a medium-term loan agreement with Banco de Credito del Peru (hereinafter BCP) up to US$30 million to finance the investments committed and up to US$70 million to finance the additional investments from the operation contract of the North and Center terminals for the period 2015 to 2019 with a maximum exposure limit of US$80 million. These facilities are repaid within 8 years. As of March 31, 2021, these loans amount to US$22.1 million (equivalent to S/83.1 million) and due in 2027, this amount corresponds to the 50% interest held by the subsidiary UNNA ENERGIA S.A. (As of December 31, 2020, these loans amount to US$23.2 million, equivalent to S/84.1 million)

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023, for a credit line amount to US$46 million with BCP. The contract confirmed the participation of an assignee, so BD Capital (BDC) acquired 50% of the BCP contractual position through the subscription of the accession contract and in November 2019 disbursed to TP US$23 million. As of March 31, 2021, the loan amounts to US$10 million (equivalent to S/37.6 million), this amount corresponds to the 50% interest held by the subsidiary UNNA ENERGIA S.A. and is due in 2026 (US$11 million, equivalent to S/40 million, as of December 31, 2020).

As of December 31, 2020 and the date of this report, TP is in compliance with the ratios established in the contract loan.

iii)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium-term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period between the first annual anniversary of the Closing Date and the day before the thirtieth month of the Closing Date, 9.60%, and (iv) for the period from the thirtieth month of the Closing Date to the third annual anniversary of the Closing Date, 10.10%. The loan was used for working capital in the Company, Cumbra Peru S.A. and Adexus S.A.

On November 21, 2019, as a result of the initiation of a preventive insolvency process by the Chilean subsidiary, Adexus S.A., the Company received a communication from CS Peru Infrastructure Holdings LLC reporting the occurrence of a default event under the loan contract, in accordance with the provisions of Section 7.02 (e) and 9.09 of the same contract. As a consequence, as of December 31, 2019, the loan was classified as current liabilities. In February 2020, US$10 million was partially paid. On February 28, 2020, the waiver was obtained by the Company, so it was reclassified to non-current liabilities. As of December 31, 2020, the Company complied with the covenants established in the loan contract.

On November 13, 2020, as a consequence of the health crisis caused by COVID-19, the Company notified CS Peru Infrastructure Holdings LLC of the breach of the leverage ratio in accordance with Section 8.10 (b) for the period ended September 30, 2020. On December 23, 2020, the Company obtained a waiver from CS Peru Infrastructure Holdings LLC for the non-applicability of the leverage ratio for the period ended September 30, 2020 and December 31, 2020.

For the period ended March 31, 2021, the Company defaulted on the leverage ratio in accordance with Section 8.10 (b). As a consequence, as of March 31, 2021, the loan was classified as current liabilities.

As of March 31, 2021, the principal amount of the loan is US$22 million, equivalent to S/82.8 million (US$25.7 million, equivalent to S/93.2 million, as of December 31, 2020).

iv)	Banco Santander Loan

On December 30, 2020, Técnicas Reunidas enforced two letters of credit in the aggregate amount of US$23.7 million, which letters of credit had been issued by Santander on behalf of our subsidiary Cumbra Peru S.A. as security pursuant to a construction contract. As a result, Cumbra Peru S.A. subscribed to a short term loan with Banco Santander in the aggregate principal amount of US$23.7 million (equivalent to S/85.9 million). The loan accrues interest at an annual rate of Libor + 8%. The term of the loan was 30 days, which maturity was extended until March 30, 2021. We subsequently negotiated payment in installments starting on May 2021 ending on September 2021. As of March 31, 2021, the principal amount of the loan is US$23.7 million, equivalent to S/89.1 million (US$23.7 million, equivalent to S/85.9 million, as of December 31, 2020).

b)	Other financial entities

The balance is mainly composed of the monetization of Norvial dividends, as described below.

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Norvial S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Norvial S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Norvial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

During the 2020 period, the Company reviewed the projected cash flows and effective interest rate of the financial liability with BCI Peru based on new information available on Norvial's projected traffic and determined that there was a material quantitative change that exceeds the +/-10%. For this reason, the liability with BCI Peru measured at amortized cost was derecognized during 2020 in the amount of US$46 million; the difference between this amount and the new liability amounted to US$3.9 million, which was recorded in other income and expenses (net) in the income statement. Simultaneously, the Company recorded the same liability amounting to US$42.1 million which is measured at fair value from the date of initial recognition.

As of March 31, 2021, the loan balance payable amounted to US$41.4 million (equivalent to S/155.5 million (as of December 31, 2020, the balance was US$42.1 million, equivalent to S/152.5 million).

c)	Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:
	Carrying amount		Fair value
	At	At	At	At
	December 31,	March 31,	December 31,	March 31,
	2020	2021	2020	2021

Bank loans	571,659	546,434	589,737	561,004
Finance leases	52,391	52,404	54,343	53,946
Lease liability for right-of-use asset	72,726	69,220	88,779	79,321
Other financial entities	201,544	204,172	247,857	252,992
	898,320	872,230	980,716	947,263

As of March 31, 2021, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 1.2% and 11% (0.7% and 11%  as of December 31, 2020) and are included as Level 2 in the level of measurement.

16.  BONDS

This item includes:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2020	2021	2020	2021	2020	2021

Tren Urbano de Lima S.A. (a)	624,454	624,674	21,081	21,775	603,373	602,899
Norvial S.A. (b)	280,848	273,821	32,819	33,001	248,029	240,820
Cumbra Peru S.A. (c)	27,457	26,027	4,546	4,097	22,911	21,930
	932,759	924,522	58,446	58,873	874,313	865,649

a)	Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of March 31, 2021, an accumulated amortization amounting to S/94.6 million (S/90.6 million as of December 31, 2020) has been made.

As of March 31, 2021, the balance includes accrued interest payable and VAC adjustments for S/107.4 million (S/103.4 million as of December 31, 2020).

The account movement for the periods ended March 31, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	618,497	624,454
Amortization	(2,873)	(4,014)
Accrued interest	11,946	11,757
Interest paid	(7,512)	(7,523)
Balance at March, 31	620,058	624,674

As part of the bond structuring process, Tren Urbano de Lima S.A. pledged to report and verify compliance with the following, measured according to their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times;
-	Maintain a constant balance in the minimum trust equal to one month of operation and maintenance costs (including VAT).
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

As of December 31, 2020 and as of March 31, 2021, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of March 31, 2021, the fair value amounts to S/624 million (S/623 million, as of December 31, 2020), this is based on discounted cash flows using the rate of 4.3% (3.6% as of December 31, 2020) and corresponds to level 2 of the fair value hierarchy.

b) Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the periods ended March 31, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	305,545	280,848
Amortization	(5,384)	(6,940)
Accrued interest	6,193	5,735
Capitalized interest	91	-
Interest paid	(6,283)	(5,822)
Balance at March, 31	300,162	273,821

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

As of December 31, 2020 and March 31, 2021, Norvial S.A. has complied with the covenants.

As of March 31, 2021, the fair value amounts to S/279.3 million (S/304.7 million as of December 31, 2020), is based on discounted cash flows using rate  8.4% (between 6.7% and 8.1% as of December 31, 2020) and is within level 2 of the fair value hierarchy.

c)	Cumbra Peru S.A.

At the beginning of  2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020,  bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a risk rating of B-, granted by the rating company Moody’s Peru. As of March 31, 2021, the balance includes accrued interest payable for US$0.1 million, equivalent to S/0.4 million (US$0.6 million, equivalent to S/2.2 million, as of December 31, 2020).

The account movement for the periods ended March 31, 2020 and 2021 is as follows:

	2020	2021

Balance at January, 1	-	27,457
Additions	26,781	-
Amortization	-	(1,758)
Exchange difference	-	912
Accrued interest	431	536
Interest paid	-	(1,120)
Balance at March, 31	27,212	26,027

As of March 31, 2021, the fair value amounts to S/26.8 million (S/28.6 million as of December 31, 2020), is based on discounted cash flows using rate 7.7% (7.1% as of December 31, 2020) and is within level 3 of the fair value hierarchy.

17.  TRADE ACCOUNTS PAYABLE

This item includes:

		Total		Current		Non-current
	2020	2021	2020	2021	2020	2021

Invoices payable (a)	470,118	519,323	470,118	519,323	-	-
Provision of contract costs (b)	659,299	622,468	618,797	582,844	40,502	39,624
Notes payable	8,252	7,178	8,252	7,178	-	-
	1,137,669	1,148,969	1,097,167	1,109,345	40,502	39,624

As of March 31, 2021, the contract cost provisions include: i) estimate costs to come according to the the completion porcentage of projects amounting to S/29.3 million, for Cumbra Peru S.A. and Cumbra Ingenieria  S.A. (S/95.7 million as of December 31, 2020 for Cumbra Peru S.A. and Cumbra Ingenieria S.A); and ii) services received not invoiced S/593.2 million (S/563.6 million as of December 31, 2020).

18. OTHER ACCOUNTS PAYABLE

This item includes:

	Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2020	2021	2020	2021	2020	2021

Advances received from customers (a)	309,590	311,824	278,490	297,281	31,100	14,543
Consorcio Ductos del Sur - payable (b)	88,206	91,768	28,836	28,023	59,370	63,745
Salaries and other payable	77,386	109,092	77,386	109,092	-	-
Put option liability on Morelco acquisition	118,622	123,009	79,096	82,021	39,526	40,988
Third-party loans	11,608	11,617	9,533	9,542	2,075	2,075
Other taxes payable	115,862	120,920	102,240	107,250	13,622	13,670
Acquisition of additional non-controlling interest	27,596	29,304	27,596	29,304	-	-
Guarantee deposits	23,744	23,974	23,744	23,974	-	-
Consorcio Rio Mantaro - payables	58,129	60,279	58,129	60,279	-	-
Provision of interest for debt with suppliers	16,425	17,728	-	230	16,425	17,498
Other accounts payables	54,470	47,706	33,356	25,900	21,114	21,806
	901,638	947,221	718,406	772,896	183,232	174,325

(a)	Advances received from customers relate mainly from construction projects, and are applied to progress billings, in accordance with contract terms.

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,
	2020	2021	2020	2021	2020	2021

Advances Customers Consortiums	83,640	105,844	83,640	105,844	-	-
Customer advances for real estate projects	78,286	100,876	78,286	100,876	-	-
Concentradora Norte - Quellaveco	86,415	70,168	71,571	65,448	14,844	4,720
Special National Transportation Infrastructure Project	24,050	21,463	13,781	11,839	10,269	9,624
Others	37,199	13,473	31,212	13,274	5,987	199
	309,590	311,824	278,490	297,281	31,100	14,543

(b)
The balance of other accounts payable from Consorcio Constructor Ductos del Sur corresponds to payment obligations to vendors and main subcontractors for S/91.7 million (S/88.2 million as of December 31, 2020), assumed by the subsidiary Cumbra Peru S.A. as a result of the termination of Gasoducto Sur Peruano S.A. operations.

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

19.  PROVISIONS

The account movement for the periods ended March 31, 2020 and 2021 is as follows:

	Legal	Provision
	and tax	for well
	claims	closure	Total

At January 1, 2020	278,319	50,116	328,435
Additions	8,623	6,315	14,938
Reversals of provisions	(3,713)	-	(3,713)
Payments	(395)	(817)	(1,212)
Translation adjustments	1,716	-	1,716
At March 31, 2020	284,550	55,614	340,164

At January 1, 2021	376,417	52,949	429,366
Additions	5,697	772	6,469
Reversals of provisions	(1,593)	-	(1,593)
Reclasification	157	-	157
Payments	(913)	(27)	(940)
Translation adjustments	6,140	108	6,248
At March 31, 2021	385,905	53,802	439,707

Legal contingencies

a)	Civil compensation

Corresponding to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construcción”. As of March 31, 2021, the present value of the estimated provision totals S/218.6 million (S/216.3 million as of December 31, 2020).

b)	Proceso administrative Indecopi

On March 9, 2021, Cumbra Peru S.A. was notified with the Final Instruction Report prepared by the Technical Secretariat, which is subject to review by the Commission for the Defense of Free Competition of INDECOPI, related to the sanctioning administrative procedure mentioned in Note 1.c). In this regard, Company and its legal advisors estimate that, based on the findings of the Final Investigation Report, the fine to be imposed on Cumbra Peru S.A. in this case should not exceed S/39 million and was recorded on March 31, 2021 the equivalent to the corresponding present value that results in S/24.5 million.

c)	Securities Class actions NY SEC

During the first quarter of 2017 two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York.  Both complaints allege false and misleading statements during the class period.  In particular, they allege that the Company failed to disclose, among other things, that a) the Company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.

As of the date of this report, the Company has signed the definitive settlement agreement with the plaintiffs' attorneys, by which the parties agree to terminate the class action, subject to the court approval and the payment of the transaction amount by the Company. The amount agreed for the termination of the class action is equivalent to US$20 million. In 2020, a payment of US$0.3 million (equivalent to S/1.1 million) and US$5 million was made and covered by the Company and by the professional liability policy in accordance with the agreement signed with the insurer, respectively. The settlement terms stipulate that the remaining $14,650,000, plus interest of 5% per annum running from September 17, 2020, must be paid by the company by June 30, 2021. As of March 31, 2021, the Company maintains a provision of US$14.7 million plus interest of US$0.4 million (equivalent to S/55.1 million and S/1.5 million, respectively).We have initiated discussions with the plaintiffs regarding a deferral of this payment.

20.  CAPITAL

As of March 31, 2021 and as of December 31, 2020, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of March 31, 2021, a total of 158,459,130 shares were represented in ADS, equivalent to 31,691,826 ADSs at a rate of 5 shares per ADS.

As of December 31, 2020, a total of 190,863,050 shares were represented by ADS, equivalent to 38,172,610 ADSs at a rate of 5 shares per ADS.

21.  EXPENSES BY NATURE

For the periods ended March 31, 2020 and 2021, this item comprises:

	Cost
	of goods	Administrative
	and services	expenses	Total
2020
Services provided by third-parties	250,779	9,670	260,449
Salaries, wages and fringe benefits	309,920	27,224	337,144
Purchase of goods	171,193	-	171,193
Other management charges	69,362	4,481	73,843
Depreciation (Note 14)	27,615	1,663	29,278
Amortization (Note 14)	23,114	1,093	24,207
Impairment of accounts receivable	205	5	210
Taxes	1,904	287	2,191
Recovery of property, plant and equipment	(102)	-	(102)
Inventory recovery	(644)	-	(644)
	853,346	44,423	897,769

	Cost
	of goods	Administrative
	and services	expenses	Total
2021
Services provided by third-parties	224,133	9,768	233,901
Salaries, wages and fringe benefits	301,827	31,083	332,910
Purchase of goods	183,398	-	183,398
Other management charges	47,971	4,364	52,335
Depreciation (Note 14)	22,005	3,314	25,319
Amortization (Note 14)	23,520	974	24,494
Impairment of accounts receivable	202	-	202
Taxes	947	14	961
Recovery of property, plant and equipment	(1,023)	-	(1,023)
Impairment of inventory	150	-	150
	803,130	49,517	852,647

22.  OTHER INCOME AND EXPENSES

For the periods ended March 31, 2020 and 2021, this item comprises:

	2020	2021
Other income:
Sale of assets	3,523	3,462
Penalty income	-	465
Supplier debt forgiveness	183	-
Recovery of provisions and impairments	1,571	1,491
Others	979	1,772
	6,256	7,190

Other expenditures:
Asset impairment	-	53
Net cost of fixed assets disposal	4,884	3,718
Legal and tax litigation	239	-
Provision for well closure	6,325	71
Administrative fine	2,403	4,790
Others	449	167
	14,300	8,799
	(8,044)	(1,609)

23.  FINANCIAL INCOME AND EXPENSES

For the periods ended March 31, 2020 and 2021, this item comprises:

	2020	2021

Financial income:
Interest on loans to third parties	397	54
Profit for present value of financial asset or financial liability	1,402	897
Interest on short-term bank deposits	963	203
Others	704	574
	3,466	1,728

Financial expenses:
Interest expense:
- Bank loans	22,022	17,553
- Bonds	6,715	6,271
- Loans from third parties	2,543	1,833
- Right-of-use	1,442	1,058
- Financial lease	355	810
Commissions and collaterals	2,580	6,351
Interests of the Tax Administration	1,291	8,778
Loss for present value of financial asset or financial liability	577	25,769
Exchange difference loss, net	7,961	2,844
Derivative financial instruments	25	-
Other financial expenses	7,668	1,006
Less capitalized interest	(1,623)	(1,120)
	51,556	71,153

a)
The increase of S/25.8 million is generated by the effect of the discount rate applied to calculate the present value of the account receivable from Gasoducto Sur Peruano S.A. (financial asset), which increased from 1.65% to 2.47%.

24.  INCOME TAX

The condensed interim consolidated financial statements for the period ended March 31, 2021, income tax expense is recognized based on management’s estimate of the annual income tax rate expected for the full financial year. The estimated annual tax rate as of March 31, 2021 is 62.21% (3.19% for the period ended in March 31, 2020).

25.  CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of March 31, 2021, contingencies held by the Corporation are substantially the same as those existing as of December 31, 2020.

The Corporation maintains guarantees and letters of credit in force in various financial entities guaranteeing operations for US$396.1 million (US$427.5 million, as of December 31, 2020).

26.  DIVIDENDS

In compliance with certain covenants, the company will not pay dividends for the years 2019 and 2020, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future.

For the period ended March 31, 2021, the Corporation’s subsidiaries have paid dividends to its non-controlling interests in the amount of S/4.3 million (S/42.6 million for period  ended in March 31, 2020).

27.  LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the period attributable to the Corporation’s common shareholders by the weighted average of the number of common shares outstanding during that period. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share.

The basic loss per common share is as follows:

		2020	2021

Loss attributable to owners of the Company
during the period		(30,444)	(34,697)
Weighted average number of shares in issue
at S/1.00 each, at March 31,		871,917,855	871,917,855

Basic loss per share (in S/)	(*)	(0.035)	(0.040)

(*) The Corporation does not have common shares with dilutive effects at March 31, 2020 and 2021.

28.  OPERATIONS OF SUBSIDIARY ADEXUS S.A. RECLASSIFIED AS CONTINUING OPERATIONS

As of September 30, 2020, the financial information of the subsidiary Adexus S.A. (hereinafter Adexus) was reclassified as continuous operation. The subsidiary that have been reclassified as a non-current assets held for sale at December 31, 2018, has as main activity to provide information technology solutions mainly in Chile and Peru. Despite the fact that the Company has been committed to a pan to carry out the sale, the circumstances that arose in the subsidiary during this period, which are explained below, have forced us to change initial plan, focusing in negotiating with vendors liabilities terms sale resulting in a viable plan again.

On November 19, 2019, Adexus filed an application for reorganization under law 20720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

On January 9, 2020, the Company communicated that the creditors committee of Adexus approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus in the framework of the reorganization procedure. According to the terms of the judicial reorganization agreement, Adexus will restructure and pay the total of its reorganized liabilities within a maximum period of six years, according to the new agreed conditions, being authorized to continue with its commercial activities normally. As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus has achieved the restructuring of its liabilities while continuing to serve all its customers.  In 2020, Adexus S.A. has complied with the payment schedule agreed with the creditors. On December 28, the creditor’s committee signed a debt reorganization agreement whithe pledge creditors and unsecured creditors.

The Corporation decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Corporation will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the subsidiary.

29.  EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between March 31, 2021 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.